UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC FILE NUMBER 001-15849

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2005
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Santander BanCorp

Full Name of Registrant

N/A

Former Name if Applicable

207 Ponce de León Avenue

Address of Principal Executive Office (Street and Number)

San Juan, Puerto Rico 00917

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant is unable to file its annual report on Form 10-K for the year ended December 31, 2005 within the prescribed time period because it is in the process of preparing restated financial statements for certain periods for the reasons described in the Registrant’s report on Form 8-K dated March 7, 2006. Specifically, the Registrant intends to include in its annual report on Form 10-K restated financial statements at and for the years ended December 31, 2003 and December 31, 2004, restated financial information at and for the years ended December 31, 2001 and December 31, 2002, and restated financial information for the first, second and third quarters of 2004 and 2005. The Registrant’s inability to file timely could not be eliminated without unreasonable effort or expense. Although the Registrant cannot be certain that the restatement process will not require additional time, the Registrant expects to file its annual report on Form 10-K for the year ended December 31, 2005 on or before March 31, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

María Calero	787	751-6640

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Santander BanCorp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2006	By	/s/ María Calero

			Name:	María Calero
			Title:	Chief Accounting Officer